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VIA EDGAR AND ELECTRONIC MAIL

January 18, 2012

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Post-Effective Amendment to Registration Statement on Form N-4 File Nos. 333-172003 and 811-03859

Dear Mr. Foor:

         Thank you for the additional comment regarding the Post-Effective Amendment to the Registration Statement on Form N-4 filed pursuant to Rule 485(a) on November 2, 2011 as referenced above. We have considered the comment and provided our response below.

     1.  Fees, pages 7 and 33

              Comment -- Please add additional disclosure regarding the effects of higher volatility markets on both living benefit fees and the exposure of investments in the SunAmerica Dynamic Allocation Portfolio to equity markets.

                  Response -- The following disclosure has been added to footnote 7 of the fee table on page 7 as a separate paragraph and under "What is the fee for SunAmerica Income Plus and SunAmerica Income Builder" on page 33 of the prospectus:

                  "Due to the investment requirements associated with the election of a living benefit, a portion of your assets may be invested in the SunAmerica Dynamic Allocation Portfolio. The SunAmerica Dynamic Allocation Portfolio utilizes an investment strategy that is intended, in part, to maintain a relatively stable exposure to equity market volatility over time. Accordingly, when the market is in a prolonged state of higher volatility, your fee rate may be increased and the SunAmerica Dynamic Allocation Portfolio may decrease its exposure to equity markets, thereby reducing the likelihood that you will achieve a higher Anniversary Value. Similarly, when the market is in a prolonged state of lower volatility, your fee rate may be decreased and the SunAmerica Dynamic Allocation Portfolio may increase its exposure to equity markets."

As previously communicated, we plan to make 485(b) filings to incorporate the Staff's comments as well as financial statements of the Depositor and Registrant on January 20, 2012. We appreciate your assistance. If you have any questions or comments, please call me at 310-772-6545.

Very truly yours,

/s/ Manda Ghaferi

Manda Ghaferi
Assistant General Counsel